UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

CARLISLE HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date: May 13, 2005	By:	/s/ P.T. OSBORNE Philip T. Osborne Company Secretary

2

Press Release
Carlisle Holdings Limited

FOR IMMEDIATE RELEASE

CARLISLE HOLDINGS LIMITED ANNOUNCES CHANGE OF ADVISER

Belize City, Belize, May 13, 2005 — Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) (“Carlisle”) is pleased to announce the appointment of Cenkos Securities Limited as its Nominated Adviser with immediate effect.

For further information contact:

Cenkos Securities	Carlisle Group
UK +44 (0)20 7397 8920	UK +44 (0)20 7248 6700
Belize +501 227 7178